Nasdaq Regulation

Nasdaq

Eun Ah Choi

Senior Vice President

U.S. Listing Qualifications & Market Surveillance

February 14, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 23, 2023 The Nasdaq Stock Market (the "Exchange") received from Bullfrog AI Holdings, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.00001 per share

Warrants to purchase shares of Common Stock, par value $0.00001

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi